LINKTORY INC.

Bulevardi Deshmoret e Kombit, Twin Tower

Tirana, Albania 1001

September 14, 2021

Priscilla Dao and Matthew Crispino

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Reference:	Linktory Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed August 26, 2021
File No. 333-257813

Priscilla Dao and Matthew Crispino,

In response to your letter dated September 10, 2021, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No.3 to its Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on July 9, 2021.

Amendment No. 2 to Registration Statement on Form S-1

General

1. We note your response to prior comment 3. Please disclose, if true, in the summary section of your prospectus that you do not believe that you are a shell company and that you do not any have plans or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person. Also disclose, if true, that the company’s officers and directors, any company promoters, and/or their affiliates do not intend for the company, once it is reporting, to be used as a vehicle for a private company to become a reporting company.

RESPONSE: We have disclosed the information in the Summary section as follows:

We do not believe that we are a shell company and we do not have any plans or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person. The company’s officers and directors, any company promoters, and/or their affiliates do not intend for the company, once it is reporting, to be used as a vehicle for a private company to become a reporting company.

Please direct any further comments or questions directly to:

Granit Gjoni

Email: linktory@protonmail.com

Telephone: (702)660-49-03

Sincerely,

/s/ Granit Gjoni

Granit Gjoni

Director